(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-18805
CUSIP Number: 286082102

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Electronics for Imaging, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

303 Velocity Way

Address of Principal Executive Office (Street and Number)

Foster City, CA 94404

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Board of Directors of Electronics for Imaging, Inc. (“EFI” or the “Company”) established a special committee to perform an independent investigation of the Company’s historical stock option grant practices. On June 29, 2007, the Company announced the completion of the investigation by the special committee and the remedial actions it is taking in response to the findings and recommendations of the special committee.

Also as previously announced, EFI is currently working on the anticipated restatement and plans to become current in its public filings with the Securities and Exchange Commission as soon as practicable. The financial statement effects resulting from the special committee’s findings also remain subject to final review by EFI’s independent registered public accounting firm.

Because the Company’s work related to the restatement is ongoing, the Company is unable to file the Form 10-Q for the quarter ended June 30, 2007 within the prescribed time period. Until the restatement is complete, the Company will be unable to file its Form 10-Q for the quarters ended September 30, 2006, March 31, 2007 and June 30, 2007 or its Form 10-K for the year ended December 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Ritchie (Name)	(650) (Area Code)	357-3500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

Annual Report on Form 10-K for the year ended December 31, 2006

Quarterly Report on Form 10-Q for the quarter ended March 31, 2007

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 30, 2007, EFI released its preliminary revenue and net income for the quarter ended June 30, 2007 and furnished this information on a current report on Form 8-K with the Securities and Exchange Commission. Preliminary revenue for the second quarter of 2007 was $162.5 million, as compared to revenue of $137.3 million for the second quarter of 2006. Preliminary net income on a GAAP basis for the second quarter of 2007 was $8.8 million, or $0.15 per diluted share, as compared to net income of $11.8 million, or $0.18 per diluted share, for the second quarter of 2006.

For the reasons described under Part III above, the Company’s results, including for the quarter ended June 30, 2007, are described as preliminary and are subject to change.

The delays in filing the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006, March 31, 2007 and June 30, 2007 and Annual Report on Form 10-K for the year ended December 31, 2006 could result in the acceleration of the maturity of the Company’s outstanding convertible debentures due to an event of default that has occurred thereunder. As of the date of this filing, the holders of the Company’s outstanding convertible debentures have not accelerated the maturity of such debentures.

In addition, the filing delays could result in the delisting of the Company’s common stock from The Nasdaq Stock Market. As previously announced, the Nasdaq Listing and Hearing Review Council (the “Listing Council”) notified EFI on May 14, 2007 that it has stayed the action to suspend EFI’s securities from trading on the Nasdaq Stock Market pending further action by the Listing Council. Also as previously announced, on May 15, 2007, the Nasdaq Listing Qualifications Panel (the “Panel”) notified EFI that it had determined to delist the Company’s securities, which ordinarily would have resulted in the suspension of the Company’s securities effective May 17, 2007. However, because the Listing Council called EFI’s case for review and stayed any action by the Panel, the determination did not result in a suspension of trading of the Company’s securities on The Nasdaq Stock Market at that time.

Electronics for Imaging, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2007	By:	/s/ John Ritchie
John Ritchie
Chief Financial Officer